FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 1, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 1, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has acquired by staking, an additional 65 square kilometres contiguous with its 100% owned Amable Maria Uranium Property located 220 kilometres northeast of Lima near the city of San Ramon, Peru.

Item 5.	Full Description of Material Change

The Issuer has acquired, by staking, an additional 65 square kilometres contiguous with its 100% owned Amable Maria Uranium Property located 220 kilometres northeast of Lima near the city of San Ramon, Peru.

The expanded Amable Maria property now measures 205 square kilometres and is prospective for a variety of uranium mineralization styles, including polymetallic uranium veins, intrusion and sedimentary hosted uranium.  The Issuer is presently seeking a joint venture partner to rapidly advance this large project as well as other Peruvian uranium opportunities.

The recently staked Central Anomaly lies between the previously acquired North and South Uranium Anomalies (see NR-07-05 for details).  The Central Anomaly covers approximately 48 square kilometres and has a maximum value of 45.9 ppm uranium and 326 ppm thorium (thorium formed by the decay of uranium over time is considered geochemically more stable in this environment) – see Figure 1 and Table 1 for details.

Regional scale government mapping indicates that the San Ramon batholith is comprised of a multiphase intrusion of monzogranite, syenogranite and quartz monzogranite.  Carbonate and sedimentary rocks occur to the north, and a thrust sheet has introduced older basement rocks to the west of the intrusion.

The Issuer anticipates that future work will consist of prospecting up-drainage from anomalous sample sites with scintillometers and a concurrent lithogeochemical survey that will characterize the granite host by assessing its fertility, delineate anomalous outcrop and assess the style of mineralization as well as its bulk tonnage potential.

Figure 1:  Amable Maria Uranium Project Uranium Anomalies

Table 1: Summary of stream sediment results western San Ramon area.

Anomaly	Area Km2	# of Samples	Uranium ppm (mean)	Uranium ppm (max)	Thorium ppm (mean)	Thorium ppm (max)
North	103	61	22.1	57.5	153.5	386
Central	48	19	23.1	45.9	146.2	326
South	11	17	31.4	81.3	72.7	144

Qualified Person and Quality Control/Quality Assurance

Mark D. Cruise, EuroGeol, P.Geo., a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Les Oldham, EuroGeol, P. Geo., supervised all aspects of the work, including the quality control/quality assurance and data verification program.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Amable Maria Uranium project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

March 5, 2007